UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2004

Commission File Number: 001-31368

SANOFI-AVENTIS

(Translation of registrant’s name into English)

174, avenue de France, 75013 Paris, FRANCE
(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

     If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Report on Form 6-K shall be deemed to be incorporated by reference into Sanofi-Aventis’ (formerly known as Sanofi-Synthelabo) Registration Statement on Form F-4 (Registration No. 333-112314), as post-effectively amended and declared effective on May 13, 2004 by the United States Securities Exchange Commission, and the related prospectus, dated April 9, 2004, and the prospectus supplement, dated May 27, 2004, each filed pursuant to Rule 424(b) under the United States Securities Act of 1933, as amended, and shall be part thereof from the date on which this Report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

     On September 8, 2004, Sanofi-Aventis (formerly known as Sanofi-Synthelabo) caused its consolidated financial statements as of June 30, 2004, as well as the corresponding auditors’ limited review report (rapport sur l’examen limité des comptes) and its Management Report for the six months ended June 30, 2004 to be published in the French official gazette “Bulletin des Annonces légales obligatoires” or BALO. English translations of the consolidated financial statements, the auditors’ report and the management report are attached hereto as Exhibits 99.1, 99.2 and 99.3, respectively, and incorporated herein by reference.

     The guidance on Sanofi-Aventis’ sales and earnings prospects set forth at page 11 of the Management Report includes forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. Although Sanofi-Aventis’ management believes that the projections and estimates included in the Management Report and their underlying assumptions are reasonable as of the date hereof, investors are cautioned that such forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Sanofi-Aventis, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, those forward-looking information. The following factors, among other risks and uncertainties that are described in our Form 20-F as filed with the SEC on April 2, 2004 and in the Reference Document (Document de Référence) filed with the French Autorité des Marchés Financiers on April 2, 2004, could cause actual results to differ materially from the foregoing projections: the ability of Sanofi-Aventis to expand its presence profitably in the United States; the success of Sanofi-Aventis’s research and development programs; the ability of Sanofi-Aventis to protect its intellectual property rights; and the risks associated with reimbursement of health care costs and pricing reforms, particularly in the United States and Europe. Other than as required by applicable law, Sanofi-Aventis does not undertake any obligation to provide updates or to revise any forward-looking statements or projections.

Exhibit List

Exhibit No.	Description

Exhibit 99.1	Consolidated Financial Statements as of June 30, 2004
Exhibit 99.2	Statutory Auditors’ Limited Review Report dated August 31, 2004
Exhibit 99.3	Management Report for the six months ended June 30, 2004

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: September 14, 2004	SANOFI-AVENTIS
	By:	/s/ Jean-Claude Leroy
		Name:	Jean-Claude Leroy
		Title:	Senior Vice President and Chief Financial Officer

Exhibit Index

Exhibit No.	Description

Exhibit 99.1	Consolidated Financial Statements as of June 30, 2004
Exhibit 99.2	Statutory Auditors’ Limited Review Report dated August 31, 2004
Exhibit 99.3	Management Report for the six months ended June 30, 2004